Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

Up to $2,750,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AtomBeam Technologies Inc.
Address: 1036 Country Club Dr, Suite 200, Moraga, CA 94556
State of Incorporation: DE
Date Incorporated: August 17, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $2,750,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: January 05, 2023
Valuation Cap: $10,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see voting rights below applicable for this offering.

Material Rights:

<p>Voting Rights of Securities Sold in this Offering</p> <p>Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering

pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p> <p>Material Rights & Stockholder Agreement</p> <p>The Company has a stockholder agreement from 2019 executed between then stockolders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement. </p> <p>The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction. </p> <p>2019 Stock Incentive Plan</p> <p>The total amount outstanding includes 1,385,000 of shares issued pursuant to Options and RSU's.</p> <p>The total amount outstanding includes 1,365,000 of shares available for issuance under the 2019 Stock Incentive Plan.</p> <p></p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

This offering includes a convertible note. The note converts into common stock which has a voting proxy in place.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 25% bonus on the Convertible Note interest rate

Super Early Bird Bonus

Invest within the first week and receive a 20% bonus on the Convertible Note interest rate

Early Bird Bonus

Invest within the two weeks and receive a 15% bonus on the Convertible Note interest rate

Amount Based Perks

$500+

Invest $500+ and receive access to exclusive investor newsletter

$1,000+

Invest $1000+ and receive the above perks + 10% bonus on the Convertible Note interest rate

$2,500+

Invest $2500+ and receive the above perks + 15% bonus on the Convertible Note interest rate

$5,000+

Invest $5000+ and receive the above perks + 20% bonus on the Convertible Note interest rate + Zoom call with AtomBeam's CEO Charles Yeomans

$10,000+

Invest $10,000+ and receive the above perks + 25% bonus on the Convertible Note interest rate + Zoom call with AtomBeam's CEO Charles Yeomans

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Atombeam Technologies Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AtomBeam is a highly sophisticated California based company with a technology that has the potential to change the way machine/IoT data is transmitted and stored. Protected by seven issued patents, AtomBeam's technology typically reduces IoT data by 75% while adding ultralightweight encryption. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are ineffective for IoT data. AtomBeam is the *only* effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook, and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine to machine communications.

The company markets its product to manufacturers and end users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings and much else, with significant traction with several large corporations. AtomBeam's revenue is derived from annual license and maintenance fees based on the number of servers and connected devices.

The company was founded in September 2017 as a Delaware LLC, Drivewarp LLC. In 2019, the company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 1, 2019.

Competitors and Industry

For its data reduction capability, AtomBeam's primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Check Point, Forescout, NAGRA, Palo Alto Networks and many others, but AtomBeam is more likely to be used to enhance other security products by combining the technologies than as a substitute for an IoT security product. AtomBeam's unique technology and patent moat make it well protected against competition.

Current Stage and Roadmap

Between 2017 - 2020, AtomBeam spent most of its focus on research, development, testing and patent filings. Now, AtomBeam has a production product that is in customer field testing. Its customer portal demo site, along with the first production release of its product, was launched in October 2020 and is expected to be key to sales, since customers can now test their own data on the site. AtomBeam signed a deal in September 2020 with a Japanese distributor that had been tasked by two major Japanese companies to find a technology that could reduce the size of IoT data; one of these has tested AtomBeam's software with strong results and is expected to begin a proof of concept trial in early 2021. In addition, several other large companies are testing, or plan to test, AtomBeam, some of which were awaiting the delivery of a key new feature delivered in early November 2020; AtomBeam Dynamic. AtomBeam Dynamic enables the fully autonomous generation and installation of Codebooks, the key to AtomBeam's ultra efficient performance.

The Team

Officers and Directors

Name: Charles Yeomans

Charles Yeomans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 01, 2017 - Present
  Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

- **Position:** Chairman
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:

- **Employer:** Trigemina Inc.
  Title: Non-executive Chairman
  Dates of Service: June 01, 2017 - Present

Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Aliasghar Riahi

Aliasghar Riahi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Direction of conceptualizing, architecting and coding the company's product. Compensation is currently $120,000 annually, rising to $180,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month..

Other business experience in the past three years:

- **Employer:** UC Berkeley
  Title: Information Systems Analyst
  Dates of Service: August 01, 2017 - November 01, 2018
  Responsibilities: Management of aspects of the university's data systems.

Name: Joshua Cooper, PhD

Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Scientist
  Dates of Service: February 18, 2018 - Present
  Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options.

Other business experience in the past three years:

- **Employer:** University of South Carolina
  Title: Professor of Mathematics
  Dates of Service: August 15, 2006 - Present
  Responsibilities: Teaching and research

Name: Kent Warren

Kent Warren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: October 08, 2020 - Present
  Responsibilities: Sales and management of sales and business development. Paid sales commissions and an equity option incentive of 100,000 shares.

Other business experience in the past three years:

- **Employer:** @Risk Technologies, Inc.
  Title: SVP-Growth
  Dates of Service: February 01, 2019 - April 05, 2020
  Responsibilities: Sales and sales management

Other business experience in the past three years:

- **Employer:** ManTech International Corporation
  Title: SVP Sales and Operations
  Dates of Service: September 01, 2012 - December 31, 2018
  Responsibilities: Sales and operations for subsidiary ManTech Commercial Services

Other business experience in the past three years:

- **Employer:** K3 Clouds
  Title: Principal
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Sales.

Name: Kayla Vallarta

Kayla Vallarta's current primary role is with Trigemina Inc.. Kayla Vallarta currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Keeping corporate books, reporting, banking

- **Position:** Corporate Secretary
  Dates of Service: July 17, 2020 - Present
  Responsibilities: Maintenance of corporate books and records. No cash compensation currently, owns 80,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Trigemina Inc.
  Title: Director of Finance and Policy
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Maintenance of corporate financial records and banking

Name: Courtney Benham

Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Member of Board of Directors

Other business experience in the past three years:

- **Employer:** Martin Ray Winery
  Title: Owner
  Dates of Service: May 01, 12003 - Present
  Responsibilities: General management

Name: Mojgan Haddad

Mojgan Haddad's current primary role is with Corin Group. Mojgan Haddad currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 17, 2017 - Present
  Responsibilities: Sitting on the board of directors.

Other business experience in the past three years:

- **Employer:** Corin Group
  Title: Senior Director of Software Engineering
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:

- **Employer:** Talis Biomedical Corporation
  Title: Senior Director, Bioinformatics & Software
  Dates of Service: January 01, 2015 - January 01, 2020
  Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Convertible Promissory Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you

purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Convertible Promissory Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Notes. In addition, if we need to raise more equity capital from the sale of Convertible Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, software development and sales thereof, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that some features and products may never become operational or that the current product may never be used to engage in transactions. It is possible that the failure to release additional product or features could be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have only coded an early version of our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Convertible Promissory Note that an investor is buying has voting rights attached

to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all

business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns seven patents, one trademark and Internet domain name, and has trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing arrangements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including third party cloud server providers, industry consultants, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a software-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our software. Further, we rely on a third-party technology provider to provide some of our our back-up technology and other services. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

Software company risk

Software is inherently easy to copy and use without the knowledge of the owner of the intellectual property underlying the software. Although the company makes strong efforts to control access to its source code, which enables copying and modification of its software, software development requires providing copies of the source code to its developers and data scientists, and so theft of the source code cannot be completely eliminated. Such theft would be harmful to the company's prospects.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	2,875,194	Common Stock	23.1
The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008	8	Convertible Promissory Notes	23.1
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	2,737,436	Common Stock	22.0
Wazoo Partners LLC (managed and 100% owned by Courtney Benham)	5	Convertible Promissory Notes	22.0
Ali A. Riahi & Mojgan Haddad Family Trust	3,103,047	Common Stock	24.9
Ali A. Riahi & Mojgan Haddad Family Trust	10	Convertible Promissory Notes	24.9

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Notes, and Convertible Promissory Note - Series 2020 - CF.

Common Stock

The amount of security authorized is 40,000,000 with a total of 10,799,698 outstanding.

Voting Rights

Each stockholder is entitled to one vote for each share of capital stock held by such stockholder. Please see voting rights below applicable for this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights & Stockholder Agreement

The Company has a stockholder agreement from 2019 executed between then stockolders and the company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

2019 Stock Incentive Plan

The total amount outstanding includes 1,385,000 of shares issued pursuant to Options and RSU's.

The total amount outstanding includes 1,365,000 of shares available for issuance under the 2019 Stock Incentive Plan.

Convertible Promissory Notes

The security will convert into (i) common stock; (ii) any securities conferring the right to purchase common stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock. and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $1,287,400.00
Maturity Date: March 31, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00

Conversion Trigger: The next equity financing, subject to a minimum total amount raised such sale in a transaction or series of transactions of $4,000,000.

Material Rights

Upon sale or merger of the Company, the Company will pay holders an amount equal to the outstanding principal balance of the notes plus all accrued and unpaid interest.

Convertible Promissory Note - Series 2020 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2020 - CF are outlined below:

Amount outstanding: $100,000.00
Maturity Date: January 05, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: January 05, 2023, or when company raises at least $10,000,000.00 in a Qualified Equity Financing, whichever is sooner.

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the

Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of Common Stock divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of Convertible Promissory Notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a

company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC)
  Type of security sold: Equity
  Final amount sold: $544,230.00
  Number of Securities Sold: 7,661,000
  Use of proceeds: Software development and general corporate purposes
  Date: September 05, 2017
  Offering exemption relied upon: Rule 144

- **Type of security sold:** Convertible Note
  Final amount sold: $1,137,400.00
  Use of proceeds: Software development and general corporate purposes
  Date: July 19, 2018
  Offering exemption relied upon: Rule 144

- **Type of security sold:** Debt
  Final amount sold: $100,000.00
  Use of proceeds: Software development and general corporate purposes
  Date: November 23, 2020
  Offering exemption relied upon: Rule 144

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 193,000
  Use of proceeds: Issuance in relation to cancelling a directors option agreement.
  Date: June 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

During 2019 and 2020, the company was conducting software development to build and test its product and complete filings of patents to protect its intellectual property. The company devoted significant resources in 2020 to development of a graphical user interface deemed essential to customer acquisition.

2019

Revenue

The company had no revenue in 2019. Payments in 2019 related to a U.S. Navy research contract that had previously been classified as revenue was $18,690. The one-year contract with the Navy ended June 2019. Additional ad-hoc consulting other income of $5,001 was received by the company in 2019. There are no cost of goods associated with the other income.

Expenses

Total expenses for 2019 were $863,767. Consultants, primarily software developers and architects, were paid $362,041, preliminary marketing expense was increased to $306,398 to raise awareness of the company, and to attend trade shows and technology conferences. Other operating expenses were $168,297, which was significantly higher due primarily to non-recurring legal expenses associated with changing the corporate form from an LLC to a C corporation. In addition, the company accrued non-cash interest expense of $22,372 on convertible notes and depreciation expense of $4,659.

2020

Revenue

The company had $2,000 in revenue in 2020. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2020 were $538,534. Consultants, primarily software developers and architects, were paid $377,360, up $15,319 from 2019, while sales and marketing expenses were significantly reduced from 2019 levels to $19,479, reflecting both an effort by the company to conserve its cash and the elimination of in-person trade shows due to COVID-19. Other operating expenses were $99,518, or $68,779 lower than in 2019 due to the inclusion in 2019 of the expenses related to the conversion to a C corporation. In addition, the company accrued non-cash interest expense of $47,519 on convertible notes, reflecting higher total convertible note balances, and depreciation expense of $4,659.

Historical results and cash flows:

AtomBeam launched its product in October 2020 and expects to begin to realize revenue for its software product in 2021. AtomBeam's product is highly technical and its primary market consists of large companies that generally are slower than smaller companies in their decision making processes, but represent large potential long term opportunities. In addition, because the company has been the recipient of a government contract in the past, the opportunity for the company to receive more government contracts in the future may be enhanced, and the company intends to pursue these opportunities as resources permit. An U.S. Air Force Phase 1 contract totaling $50,000 in value was awarded to the company in April 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has $496,703.33 in its bank account. In addition, additional disbursements from committed capital in the StartEngine crowdfunding campaign are expected to result in additional capital being made available to the Company in future disbursements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The StartEngine sourced capital is important but is likely to not be critical to maintaining the Company's operations. Prior to its listing on StartEngine, the Company had raised approximately $1.5 million in funding from angel investors, and these same angel investors remain involved and, provided the Company continues to make progress, may be willing to invest additional capital to support the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As discussed in the answer above, while funding obtained through the campaign are important to the Company, other sources of capital have historically been available to support the Company's operations. In addition, two venture capital funds are currently conducting due diligence to consider whether to make an investment in the Company. Of the funding currently in the bank account of the Company, approximately 90% was sourced from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn is currently $25,000, so raising $10,000 will be of minor impact. The company expects to continue to operate on the same basis as it has regardless of the crowdfunding raise. The expenses are based on the current experience of what we need to keep six full time software developers and several other full time equivalents: a VP Engineering, a CTO, a CRO, a CEO, a VP business development and a solutions engineer. We also have a part time CSO, several other as-needed software developers and three commission-only salespeople. Other expenses include $2,000 for monthly office rent, various services such as AWS, patents and other, minor expenses. Minimum required expenses are a known quantity. Expenses need to be increased to ensure continued full effort from all parties and to expand our sales and marketing efforts, but they can be maintained at the current level at present.

How long will you be able to operate the company if you raise your maximum funding goal?

At the current burn rate, prior to any revenue assumptions, management estimates that it has approximately 18 months of cash, with no increase in expenditures. Management intends, however, to hire two additional software developers to support the continued development of the product, which will have the effect of reducing the estimated timeframe for which the company could operate to 12 months. Management believes, however, that these two software developers will increase the probability that the Company will be successful in driving revenue and consequently considers it to be a prudent investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Two venture capital funds are currently conducting due diligence and are contemplating the possibility of offering to make an investment in the Company. In addition, several additional venture capital funds have expressed interest in investing in the Company if and when it is successful in converting one or more prospects into paying customers. Finally, several angel investors have expressed interest in continuing to support the Company through additional investments in the future.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $8,400.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2050

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: April 22, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: July 18, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 04, 2023

Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $200,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: October 16, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: December 23, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: November 22, 2024
  Payable upon maturity or in the event of a funding of at least $10 million in proceeds.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $15,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: February 28, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 12
  Amount Owed: $12,500.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $58,937.00
  Interest Rate: 5.0%
  Maturity Date: May 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $60,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Wazoo Partners LLC
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: February 26, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $20,000.00
  Interest Rate: 5.0%
  Maturity Date: July 09, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
  Amount Owed: $27,500.00
  Interest Rate: 5.0%
  Maturity Date: September 23, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8

million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $12,500.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $18,463.00
  Interest Rate: 5.0%
  Maturity Date: May 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: December 29, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: June 15, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $60,000.00
  Interest Rate: 5.0%
  Maturity Date: March 31, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $10,000.00

Interest Rate: 5.0%
Maturity Date: June 15, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Ali A. Riahi & Mojgan Haddad Family Trust
  Amount Owed: $27,500.00
  Interest Rate: 5.0%
  Maturity Date: September 30, 2023
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Mark Benham
  Amount Owed: $70,000.00
  Interest Rate: 5.0%
  Maturity Date: May 31, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Michael Leonard
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: June 30, 2024
  Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- **Creditor:** Blue Toque Investments LLC
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: May 14, 2023
  Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

- **Creditor:** Farid Yavari
  Amount Owed: $5,000.00
  Interest Rate: 5.0%
  Maturity Date: June 08, 2023
  Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

- **Creditor:** Arsel Investments LLC
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: June 09, 2023
  Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

- **Creditor:** Joseph Chan
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: November 23, 2023
  Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

Related Party Transactions

- **Name of Entity:** Wazoo Partners LLC
  Names of 20% owners: Wazoo Partners LLC
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Wazoo has made convertible loans to AtomBeam totaling $800,000, and has further loaned the company an additional $100,000 in a four year note that will be payable if the company is successful in raising $10 million.
  Material Terms: Wazoo is the investment vehicle of Courtney Benham, a director of AtomBeam. Through Wazoo Mr. Benham has been a financial and business supporter of the company, as well as a director.

- **Name of Entity:** Charles Yeomans
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Yeomans is AtomBeam's CEO and is a financial supporter of the company.
  Material Terms: Mr. Yeomans has made a series of convertible loans to the company totaling $203,937.

- **Name of Entity:** Asghar Riahi
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Riahi is a founder and CTO of AtomBeam, and is a financial supporter of the company.
  Material Terms: Mr. Riahi has made a series of convertible loans to the company totaling $168,463.

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: Almost all notes to date were raised at a premoney valuation of a $8 million, 20% discount to the round, and with an interest rate of 5%. The company is in the process now of signing customers, which will significantly enhance the value of the company. The valuation cap takes into account the value of the company's IP as well.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  The minimum monthly requirement for funding of operations is currently about $75,000, which goes to paying compensation to software developers, and management, various fees related to software development and selling and administrative expenses. In addition, special projects, such as a new website and other one-time expenses are being incurred in conjunction with ramp-up of selling efforts.

If we raise the over allotment amount of $2,750,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  With the maximum raise, we will be able to pay additional developers and salespeople and will be able to do additional marketing and PR, as well as extend the potential timeframe for which the Company can maintain its operations prior to achieving breakeven.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://atombeamtech.com/ (https://atombeamtech.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/atombeam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AtomBeam Technologies Inc.

[See attached]

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 9, 2021

To: Board of Directors, AtomBeam Technologies, Inc.

Re: YE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of AtomBeam Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	56,099	$	65,860
Total current assets		56,099		65,860
Fixed assets, net of accumulated depreciation		0		4,659
Intangible assets		92,460		56,199
Total Assets	$	148,559	$	126,717
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	143,751	$	110,292
Other current liabilities		25		25
Total Current Liabilities		143,776		110,317
Notes payable		336,400		186,400
Convertible note payable		1,001,000		672,000
Accrued interest payable		72,530		25,011
Government-backed loans payable		8,400		--
Total Liabilities		1,562,105		993,728
SHAREHOLDERS' EQUITY				
Common Stock		496,300		496,300
Retained deficit		(1,909,846)		(1,363,312)
Total Shareholders' Equity		(1,413,546)		(867,012)
Total Liabilities and Shareholders' Equity	$	148,559	$	126,717

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 2,000	$ 0
Operating expenses		
Marketing and advertising	19,479	306,398
Selling, general and administrative	476,877	530,338
Total operating expenses	496,356	836,736
Net Operating Income (Loss)	(494,356)	(836,736)
Interest (expense)	(47,519)	(22,372)
Other income – Government grants	--	23,691
Depreciation (expense)	(4,659)	(4,659)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (546,534)	$ (840,076)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2019	**$ 303,300**	**$ (523,236)**	**$ (162,006)**
Share issuances	193,000		193,000
Net loss		(840,076)	(822,940)
Balance as of December 31, 2019	**$ 496,300**	**$ (1,363,312)**	**$ (867,012)**
Net loss		(546,534)	(562,762)
Balance as of December 31, 2020	**$ 496,300**	**$ (1,909,846)**	**$ (1,413,546)**

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (546,532)	$ (840,076)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add depreciation	4,659	4,659
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	--	10,000
Increase (decrease) in accounts payable	41,120	88,562
Increase (decrease) in interest payable	51,426	27,556
Net cash used in operating activities	(465,557)	(709,299)
Investing Activities		
Acquisition of intangible assets	(31,672)	(36,039)
Net cash used in operating activities	(31,672)	(36,039)
Financing Activities		
Proceeds from share issuances	70	193,000
Proceeds/(repayment) of notes payable	158,400	(238,000)
Proceeds from convertible note payable	329,000	777,400
Net change in cash from financing activities	487,470	732,400
Net change in cash and cash equivalents	(9,761)	(12,938)
Cash and cash equivalents at beginning of period	65,860	78,798
Cash and cash equivalents at end of period	$ 56,099	$ 65,860

ATOMBEAM TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $56,099 and $65,860 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019, the Company had net fixed assets of $0 and $4,659, respectively, and intangible assets of $92,460 and $56,129, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more

likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the use of its machine learning technology. The other income the Company has recorded has been recorded as such as grant income from the US Navy.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES

As of December 31, 2020, the Company has issued $1,001,000 of convertible notes. The convertible notes provide for the conversion of the notes' principal and unpaid interest into common stock. As of December 31, 2020, the convertible notes had accrued $72,530 of unpaid interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities in a campaign under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AtomBeam

Radically Efficient Software for IoT


ATOMBEAM

Website | Moraga, CA | TECHNOLOGY | PLUG AND PLAY

AtomBeam is a radical rethinking of how data is transmitted and stored for the age of the internet of things (IoT). AtomBeam's advanced software technology uses machine learning to reduce the size of IoT data files by 75% or more while adding ultra-light security, with transformative potential for the machine data age.

$1,749,044 raised

1,031 Investors	$10M Valuation Cap
5.0% Annual Interest Rate	$500.00 Min. Investment
20.0% Discount Rate	Conv. Note Offering Type
01/05/23 Maturity Date	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- AtomBeam can be used in almost any IoT device, from cellular to automotive, representing a market opportunity that is projected to be $37.5 billion by 2025
- AtomBeam's innovative technology is protected by seven issued and three pending patents
- Deep leadership team with extensive experience in software, technology, mathematics, management, sales, finance, and startups

AtomBeam is not what you'd expect

AtomBeam® is a data compaction software company that shrinks, secures, and speeds data transmission. We have pioneered a technology that not only significantly reduces the size of machine-generated/IoT data, but also includes built-in, ultralight security. Management believes that no other technology can consistently and significantly reduce the size of IoT data messages; even the most advanced data compression algorithms are generally ineffective for IoT data.


ATOMBEAM
Founded Sept. 2017
7 Issued Patents
$1.4M Raised
50% Data Generated by IoT in 2025
Solves Key Issues of IoT Security
Reduces IoT Data Size by 70%

With highly versatile use cases in computing, automotive, satellite communications, and more, our mission is to become the universal standard in

Rewards

Get rewarded for investing more into AtomBeam:

$500+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
$500+ Investment
Invest $500+ and receive access to our exclusive investor newsletter.

$1,000+ Investment
$1,000+ Investment
Invest $1000+ and receive the above perks + 10% bonus on the Convertible Note interest rate

$2,500+ Investment
$2,500+ Investment
Invest $2500+ and receive the above perks + 15% bonus on the Convertible Note interest rate

$5,000+ Investment
$5,000+ Investment
Invest $5000+ and receive the above perks + 20% bonus on the Convertible Note interest rate + Zoom call with AtomBeam's CEO Charles Yeomans

$10,000+ Investment
$10,000+ Investment
Invest $10,000+ and receive the above perks + 25% bonus on the Convertible Note

IoT data transmission and storage. With the unique ability to effectively triple or quadruple existing network capacity with software, combined with a very small footprint, AtomBeam has the potential to reimagine how data is transmitted. AtomBeam has a production product that is in customer field testing.

interest rate + Zoom call with AtomBeam's CEO Charles Yeomans


ATOMBEAM USE CASES
DRIVING IOT
EFFICIENCY
ATOM BEAM

THE PROBLEM

Rapidly growing machine data is straining networks

Machine data is growing rapidly with 90 zettabytes projected in 2025 (source), while the storage capacity of all the data centers in the world is at about two zettabytes (source). This overwhelming amount of data is placing mounting pressure on networks, slowing and often overloading networks, and costs for end-users is a major problem. 98% of IoT data are also unsecured, but surveys consistently rank security at the top IoT concern (source and source).


IoT Devices Will Generate
90 Zettabytes Of Data By 2025
Data Generated by IoT Devices
Will Increase Dramatically
Zettabytes of Data Generated by IoT Devices (per year)
100
90
80
70
60
50
40
30
20
10
0
2020
2021
2022
2023
2024
2025

THE SOLUTION

A highly compact, fully integrated solution

AtomBeam's highly compact, state-of-the-art software addresses all of these pain points. Using a sophisticated and efficient ecosystem of algorithms and computational paradigms, AtomBeam autonomously, and invisibly reduces machine/IoT data typically by 75%.

AtomBeam's product was launched in October 2020, following an extensive development and testing regimen. Several large prospective customers are currently testing the product, which to date has performed according to specifications and without encountering issues of significance.


AtomBeam Reduces Data Size
75%
size reduction
4x
capacity increase

Use Case Example:
You need to launch satellites with a bandwidth of 40,000 MBPS

Satellite WITHOUT AtomBeam

Per Satellite
Capacity: 40 GBPS
Launch Cost: $100M

Total Satellites Needed
Number: 4
Launch Cost: $400M

Satellite WITH AtomBeam

Per Satellite
Capacity: 160 GBPS
Launch Cost: $100M

Total Satellites Needed
Number: 1
Launch Cost: $100M

Our solution can make data move four times faster or increase bandwidth by a factor of four. Our software has ultralight security built-in, allowing for enhanced battery life, increased transmission range, searchable and randomly accessible stored, compacted data.

THE MARKET

A multi-trillion dollar market opportunity through virtually all devices

We're entering a massive market opportunity as the potential impact of IoT is projected at $11 trillion by 2025 (source). Our cost-effective solution has the potential to reduce the projected total cost of connectivity, security, and cloud services by up to 75%, a potential $200 billion impact in 2025 (source).

$11 Trillion By 2025 | **Market Opportunity**


Home
Vehicles
Office
9 Settings
Gave us a cross-sector view of the total potential impact
Cities
Factories
Outside
Retail
Human
Worksites

AtomBeam Reduces Costs
of connectivity, security, cloud services


92%
decrease in cost

AtomBeam technology benefits virtually all new devices, including cell phones, laptops, sensors, manufacturing machines, automobiles and trucks, aircraft, UAVs, data centers, and so much more.

AtomBeam In Action


IOT

IoT



Wearables



Satellite Data



Telemetry



Remote Sensors



Edge computing



Factory Automation



Connected Vehicles



Cloud & Data Storage

OUR LEADERSHIP

A deep bench of talent with startup, tech, and business acumen

AtomBeam is led by a deep bench of talent, experienced in technology, mathematics, and business development.

Charles Yeomans, CEO, has over 25 years of experience in executive management and investment banking. He has led as CEO at two prior companies and was a COO of a third. He has a Stanford MBA and deep experience in technology, finance, and management.

Asghar Riahi, CTO, is the originator behind the idea of AtomBeam and responsible for the product and IP. As a highly experienced Silicon Valley technologist, he has over 25 years of experience managing software and IT solutions in the areas of Cloud, IoT, security, and disaster recovery solutions. Prior to AtomBeam, he managed technical and software teams at Hewlett Packard, Siemens, Red Hat, and Seagate.

Josh Cooper, PhD Chief Scientist, is a mathematics professor at the University of South Carolina. He is AtomBeam's chief software architect and holds degrees from MIT and UCSD.

Kent Warren, Chief Revenue Officer, is focused on the company's global sales and strategic partnerships. He has previous experience managing sales teams at SAP and Oracle.

In addition to senior management, the company boasts a deep business development and technology team that has extensive experience across networking, cloud storage, and WAN optimization. They are committed to the company's mission and path towards launching a ubiquitous, critical technology product.

OUR TRACTION

Successful corporate trials and patented technology

Our product is being tested by several large corporations including a $75 billion multinational Japanese consumer electronics conglomerate for precision imaging in smart manufacturing, a Fortune 50 heavy equipment manufacturer for use in their telematics, a $50 billion Korean electronics conglomerate using for smart manufacturing and automotive telematics, a Germany-based $25 billion electronics manufacturer using AtomBeam for smart buildings, a large satellite operator for classified government applications, a high profile electric bus company, and the US Navy for use in transmitting submarine detection data.

Our product works seamlessly and has completed satellite data transmission testing on five petroleum tankers, as well as for smart factory data, wearables, acoustic data, connected car data, smart manufacturing, and much else. AtomBeam works at the bit level, making the source of the data irrelevant.

We released our customer portal in October 2020, which along with AtomBeam's software development kit allows large companies to test their data on our site or their servers. Our innovative technology is protected by seven issued and three pending patents.



ATOMBEAM
7 Issued Patents
5 IoT Data Transmission Tests
3 Pending Patents

THE BUSINESS MODEL

A high gross margin B2B model, with the net-zero cost of goods

AtomBeam has two potential revenue streams: via direct, primary sales to large corporations, and via reseller arrangements with device and other platform makers.

For our potential revenue streams, servers would incur an annual $25,000 fee and volume charges based on the number of connected devices, with a target total price of $30,000 per server per year. For enterprise customers with millions of devices, our annual revenue would potentially equal between $1 and $10 million. In making these revenue projections for 2021, the Company expects to have a Cost of Goods Sold of approximately $250,000, a gross margin of 85%, and fixed costs of $2.4 million. We are assuming this growth in 2021 because the product has reached a level of maturity and interest by prospective customers has been demonstrated. Please note these are forward looking projections. You can refer to our Forward Looking Information legend at the bottom of this page and our risk factors section in our Offering Memorandum for further details.

The AtomBeam business model is based on a heavy drive to completely autonomous installation and uses, making the cost of goods essentially zero.



1 Direct To End Users Sales
2 Reseller Arrangements
$250K-$2M
Target per End User
$500K-$2M+
Target per Reseller

The above includes Forward Looking Information regarding our target revenue goals per user, please refer to the Risk Factors of our Form C.

WHAT WE DO

Data storage and security reimagined

AtomBeam's advanced software technology uses machine learning to reduce the size of individual internet of things data files by 70% or more while adding security. The below data was analyzed and prepared by the AtomBeam team based on internal research and analysis.



Compaction vs. Compression
for IoT Data
Compaction % of Original Source Data
Gas Sensor Data
Geolocation Data
Automobile Telemetry
Oil & Gas Monitoring
Satelite Tracking
IoT Gateway
Truck Telemetrics
Safe Driving Telemetrics
Robotic Movement
Heavy Equipment
20%
40%
60%
80%
100%
120%
140%
160%
180%
Average Improvement
zlib
AtomBeam
-4%
71%

AtomBeam Far Surpasses Compression For IoT And Telemetry

AtomBeam's compaction software creates a data stream that is a fraction of any data compression technology for IoT and telemetry data.



Compaction vs. Compression
for General Internet Data
100%
80%
60%
40%
20%
Quora Questions
SMS Messages
Tweets
LinkedIn Pages
Wikipedia
News Aggregator
Compaction % of Original Source Data
Average Improvement
zstandard
zlib
AtomBeam
33%
33%
55%

AtomBeam Outperforms Compression For Internet Data

AtomBeam's compaction software creates a data stream that is a fraction of any data compression technology for internet data.

Our software uses AI to seek out data patterns in a sample set of thousands or even millions of IoT files. When a data pattern repeats frequently in various files, it is placed in a Codebook. An index or Codeword is then assigned to the pattern.



Learning Module
ATOMBEAM
Atomizer
AI Engine
1 Training
Atomizer processes training data offline.
2 Recognition
Atomizer identifies a long binary segment called a Sourceblock (typically 50-200 bits).
3 Mapping
Atomizer creates a Codeword to map to the Sourceblock.
4 Transcription
Atomizer enters each Sourceblock/Codeword pair into a Codebook.
5 Distribution
Atomizer distributes copies of the Codebook to IoT devices, gateways, edge servers, datacenters.

Once complete, the codebook is loaded into a source, such as an IoT device, and then a destination. The source and destination can now communicate in Codewords rather than the original data, greatly reducing transmission latency and the size of data.



Transmission Module
ATOMBEAM
Atomizer
AI Engine
1 Encoding
Atomizer uses the Codebook stored on the sending device to encode data into Codewords.
Codewords losslessly compact data up to 20x (95%).
2 Transmission
Atomizer transmits Codewords via a network connection to the receiving device: gateway, edge server, datacenter, IoT device, etc.
3 Decoding & Rebuilding
Atomizer uses the Codebook stored on the receiving device to decode and rebuild the original data.
4 Storage
Atomizer stores the original data OR Codewords only on the receiving device.
Storing only Codewords significantly reduces storage costs.

HOW WE ARE DIFFERENT

No other technology synthesizes and compacts data as efficiently and securely

Management believes that no other technology significantly reduces the size of machine/IoT data as AtomBeam does. Our competition is often limited to the bandwidth of cellular carriers, satellite communications providers, and others.



Resource Limitations Of Traditional Compression
Bandwidth
Power
Latency
Storage

With seven patents secured and three pending, our proprietary technology uniquely integrates top-of-line security with efficiency and compact storage.

AtomBeam Data Compaction: Incomparable Benefits

- AtomBeam Instant-On
- 2x Effective Transmission Range
- Added Security
- Random Access
- Reduce Data Transmitted by 70-80%
- 25% Longer Battery Life

THE VISION

The leading storage software that is virtually ubiquitous

AtomBeam is a powerful, low-cost, and low-risk technology. Users continue to test our software in their systems and are moving to adoption, proving that AtomBeam has never lost a bit in transmission.

The highly compact size of code and light computing requirements means that the software can quickly become virtually ubiquitous - a perfect match for many companies.

WHY INVEST

Join the movement toward the fourth industrial revolution

AtomBeam has seven issued patents that protect a technology that may be one of the most important innovations of the fourth industrial revolution. We have a complete, demonstrable product that allows users to utilize the technology autonomously and at minimal cost, potentially providing ROI to customers that can be measured in months, even weeks. AtomBeam has traction with numerous large enterprises to be fully on board by the beginning of 2021. Join the movement.


ATOMBEAM®

- Invaluable ROI for Customers
- 7 Issued Patents
- Large Enterprises on Board

September 2017

AtomBeam up and running

Asghar Riahi had a great technology idea, but needed business help, and pitched Charles Yeomans to join him. An investor was found and AtomBeam was off to the races.

October 2017


United States Patent
Riahi et al.
SYSTEM AND METHOD FOR DATA STORAGE, TRANSFER, SYNCHRONIZATION, AND SECURITY

First Patent Filing

AtomBeam's first provisional patent was filed in October 2017, about a month after the company was founded. It was issued in 2019, and was the first of seven issued patents held by AtomBeam.

March 2019



Mathematical Architecture and Coding

AtomBeam's Chief Scientist, Josh Cooper, PhD, an MIT-trained mathematician and engineers, completes architecting and testing AtomBeam's complex software.

Product Launch



October 2020

AtomBeam's user interface and key features needed for a complete production product complete, and several large companies immediately engaged and in testing.

December 2020

Launched on StartEngine

Now YOU can own a part of our company!

January 2021

Anticipated First Projected Commercial Revenue

One or more big prospects currently testing the product are expected to convert to customers in early 2021.

December 2021

Anticipated Building Monthly Recurring Revenue

AtomBeam is intensely focused on generating revenue based on its annual license model, and hopes to be aggressively adding customers and revenue quickly in 2021.

In the Press

SHOW MORE

Meet Our Team



Charles Yeomans

CEO

Charles has over 25 years of experience in executive management and investment banking. He was previously CEO Trigemina, a biotech firm, and also was CEO of an employee benefits technology firm, Portal Group Holdings. He was COO at Frenkel & Co., Inc., in New York City, and EVP of Ultralink, a Southern California-based technology firm. He has been the architect of several successful company foundings, three of which resulted in the creation of some of the nation's largest insurance brokerages. Prior to becoming a manager, Mr. Yeomans was an investment banker for Drexel Burnham Lambert, and was also an intelligence officer in the U.S. Navy. Mr. Yeomans holds an AB degree from Kenyon College and an MBA from Stanford.



Asghar Riahi

Chief Technical Officer

Asghar is the originator of the original idea for AtomBeam and is responsible for development of AtomBeam's product and IP. Asghar is a leading technology innovator, with over 25 years of international experience in software and IT solutions focusing on managing system programming and software development in the areas of Cloud, IoT, security, and disaster recovery solutions. Prior to AtomBeam, Asghar managed technical and software teams towards designing and implementing IT solutions for data center management, cybersecurity, virtualization, and high availability, including holding technical lead positions at University of California at Berkeley, RedHat Inc, Seagate Technology, Hewlett Packard (HP), and Siemens. At HP, Asghar was a pioneer in Cloud implementation as he worked closely with the HP Labs to deliver the first Cloud solutions to HP customers. Asghar holds a MS in Computer Science from Vienna University of Technology.



Kent Warren

Chief Revenue Officer

Besides his role at AtomBeam, Kent is a prinicipal with K3 Clouds, a data center contractor. Kent splits his time approximately evenly between K3 and AtomBeam. Kent was an SVP at @RISK Technologies, focused on the firm's global channel and strategic efforts. Before joining @RISK, Kent was the President of ManTech Commercial Services, and prior to that started two IT solution companies. Kent spent thirteen years at SAP, focused on helping the United States Department of Defense transform its Supply Chain with SAP products and services. Prior to SAP, Kent worked Oracle. Mr. Warren holds a bachelors from Radford University.



Josh Cooper, PhD

Chief Scientist

Josh is a Professor of Mathematics at the University of South Carolina and Data Science/Machine Learning Consultant. He is AtomBeam's chief software architect and plays a key role in product and IP development, spending approximately 20 hours per month in that role. He holds a BS in Mathematics and Linguistics from MIT and PhD in Mathematics (Extremal Combinatorics) from UCSD and has published 40+ papers on a variety of subjects in discrete mathematics and computer science. Specialties: Discrete Mathematics and Theoretical Computer Science (more specifically: Quasirandomness/Discrepancy, Spectral Graph/Hypergraph Theory, Discrete/Computational Geometry, Universal Cycles, Combinatorial Number Theory, Coding Theory, Extremal Combinatorics, Permutation Patterns, Stochastic Processes, Information Theory, Combinatorial Algorithms, Complexity Theory, Cryptography) and Data Science (Data Mining, Machine Learning, Computational Linguistics/NLP, Sentiment/Emotional Analysis).



Mojgan Haddad, PhD

Director

Mojgan Haddad, PhD is Senior Director of Software Engineering at Corin. Mojgan spends approximately 10 hours per month working with AtomBeam. Prior to Corin, Dr. Haddad was Senior Director, Bioinformatics & Software of Talis Biomedical Corporation, managing a software development effort and supervising over 60 software developers. Dr. Haddad has 20+ years of experience in research informatics and has served in various roles at Monogram Biosciences, a LabCorp company, including Director of Bioinformatics and Biostatistics, and Director of Software Engineering, from 2000 to 2014. During Mojgan's tenure with Talis, she led the Bioinformatics and Software group where she directed her team's efforts towards advancing the company's software, analytics, bioinformatics tools, algorithms, and infrastructure to enable efficient data-driven decision making with respect to Talis' medical diagnostic products. Dr. Haddad serves as an editor for several scientific journals, and has published extensively in the area of data science for virology, oncology, and personalized medicine.



Courtney Benham

Director

Courtney is a wine producer in Napa Valley, and owns the Martin Ray wine and label there, among other labels, including Courtney Benham wines. He spends about 10 hours per month working with AtomBeam.

Offering Summary

Company	:	AtomBeam Technologies Inc.
Corporate Address	:	1036 Country Club Dr, Suite 200, Moraga, CA 94556
Offering Minimum	:	$10,000.00
Offering Maximum	:	$2,200,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	January 05, 2023
Valuation Cap	$10,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in AtomBeam Technologies Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

This offering includes a convertible note. The note converts into common stock which has a voting proxy in place.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 48 hours and receive a 25% bonus on the Convertible Note interest rate

Super Early Bird Bonus

Invest within the first week and receive a 20% bonus on the Convertible Note interest rate

Early Bird Bonus

Invest within the two weeks and receive a 15% bonus on the Convertible Note interest rate

Amount Based Perks

$500+

Invest $500+ and receive access to exclusive investor newsletter

$1,000+

Invest $1000+ and receive the above perks + 10% bonus on the Convertible Note interest rate

$2,500+

Invest $2500+ and receive the above perks + 15% bonus on the Convertible Note interest rate

$5,000+

Invest $5000+ and receive the above perks + 20% bonus on the Convertible Note interest rate + Zoom call with AtomBeam's CEO Charles Yeomans

$10,000+

Invest $10,000+ and receive the above perks + 25% bonus on the Convertible Note interest rate + Zoom call with AtomBeam's CEO Charles Yeomans

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Atombeam Technologies Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Reviews!

5 days ago

Hello everyone, and as always, many thanks to our investors. Things are going well, and we are seeing good progress on many fronts.

I was advised by people who know what they are talking about to switch from a funding milestone approach in these updates to being more thematic, which I think is a good suggestion. This one is about a review of our offering that we have seen that is helpful in digging into AtomBeam and offers perspective on how we compare to other crowdfunding options. We have been impressed by the diligence and work Kevin Fulmer of Crowdscale has done to understand what we do, the market for our product and the quality of his presentation. He made me aware of his video review in the comments section and spent a serious amount of time working to understand AtomBeam. Without further ado or comment, here is the link:

Kevin Fulmer's Crowdscale review:


Investment Opportunity: Solving The Data ...
Watch later
Share
INVESTMENT
OPPORTUNITY:
SOLVING THE
DATA PROBLEM
Watch on YouTube

To be completely transparent, no one at AtomBeam had any input on this review – we did not know about it until it was published. For Kevin, be sure you like/comment/subscribe – he worked hard on it, as you will see.

- Charles

A Quick Update

7 days ago

I am super busy and so have to be brief – for reasons everybody should like. First, as always, many thanks for your investments. We are putting them to good use.

We are still working the leads and talking to investors, which in one case I think could merge (via corporate venture capital). We are getting pretty deep on the DoD stuff – a lot of conversations going on now as a follow up to our current USAF contract with Air Force "customers" as they call it. In case anyone would like to know how we see ourselves as fitting in defense technologies, here is a (non-public) video presentation I did for the Air Force and Space Force at their request:


AtomBeam AFWERX Pres 4 2021
Watch later
Share
ATOMBEAM
Radically Efficient Machine Data
AFWERX
Watch on YouTube

Final thought on customers. You all know blockchain and crypto is hot stuff. We have been approached by a crypto company that has a way to use our technology that could be very impactful on the whole blockchain ecosystem. I can't give any details – there is likely some more patents we could file, so *tace* is Latin for candle. I do not want to overstate this, because we are early in the conversations, but the proof of concept work looks very promising. Crypto/blockchain tech gets massive valuations, of course, so this is something worth a (fortunately minor) diversion of resources.

We are using most of your capital to improve the product, file more patents and work the market. We have some pretty great people and continue to add them – it is pretty cool to see folks come to work for us at much less than they could earn elsewhere just to be a part of what we are building. One day not too long from now we will pay people what they are worth, but we are on a mission here and everyone here is bought in. It is a little trite, I know, but we think we will change the world. Hang with us and you will see.

- Charles

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AtomBeam has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AtomBeam be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

19 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AtomBeam has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AtomBeam be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A Really Big Deal - $1.5 million!

about 1 month ago

$1.5 million! Who would have thought that an enterprise software company with an embedded product would be such a successful deal? Amazing and great – thanks again to all of our investors. Especially for the extra work it takes to understand our technology and the implications. If this was 2007 and I was trying to explain what a big deal the iPhone would be, a lot of folks would be scratching their heads and saying I am exaggerating. A bold comparison, I know, but I think in our own way we can be just as disruptive, even if we are invisible doing it. In any case, thanks for the taking the effort to get your head around what we do.

It has been a while since my last update. The reason is we have been so busy that it is getting to be a little over the top. Between work on the software, filing new patents (three since the last update) and filling the pipeline (we keep getting interest from big prospective customers, even though we are focused on smaller companies as quicker hits). Plus attending conferences, dealing with tax filings, audits, a new website (coming) and a lot more. It comes in waves, though, and I am hoping for a little bit of a respite – but not from sales prospects, of course.

Now on to the subject of today's lecture, strategic vision. As we get the smaller companies onboarded and build credibility and relationships with the big end users, our focus will be on four fronts (for now, we are always probing):

- End users, focusing on enterprise customers who have multiple uses for the technology
- Satellite operators as potential partners (we are working with a big one right now)
- Cloud service providers as a potential partners (think AWS, Azure), and
- Software IoT platforms, which are like the operating system for IoT deployments.

In general, a partnership would look like this: through partners, we would provide our client software for free to device makers. They build it into their equipment, or provision devices via a software IoT platform. The devices are then sold to end users as a part of an IoT deployment. The end user would have the option to choose to activate AtomBeam, like a "turbo" option that lowers their cost of data, increases its speed, adds security and so forth. If the end user opts to use AtomBeam, they incur a cost that is paid, along with the rest of their bill, to the IoT software platform or the cloud service provider. It would be a no brainer for most. This hugely expands our sales reach and eliminates a lot of billing headaches we would otherwise incur. We would just need to audit the bill occasionally. This means we would have a pretty low operating cost and be highly leveraged from an operating perspective.

We will never have the sales reach of a Microsoft/Azure (big player in cloud services) or a PTC (one of the biggest players in IoT software platforms). To realize AtomBeam's potential, and to take advantage of our status as an enabling, rather than stand-alone technology, AtomBeam needs to be the "Intel inside". We can get big a lot faster by this means.

The other big push is with end users who will adopt our technology for internal use. That includes automakers for use in autonomous cars, a manufacturer for precision manufacturing images, a retail chain for internal data communications, a defense contractor that sends data over satellite from their devices and other such applications that may not include a software IoT platform or sending data to a cloud service. Many of these users will be big companies, but a number of them will be small and medium sized businesses.

The ultimate goal is for AtomBeam to be built into virtually any connected device, in most cases without any awareness of our presence by the end user. They just know that the device they bought has a lot more capabilities than the old device had, or if they opted to upgrade the software of an old device, the device works far better than it did before. Ultimately, our very ambitious goal is to scrape a few pennies off of virtually every IoT device in existence – become the default option. When one machine talks to another machine, which is going to be the world we live in, AtomBeam should be there. That is a pretty big vision, but we bring real value to the table for just about every machine/machine interaction, and that speaks to a potential for virtual universality. Whether we achieve that or not is up to us, and the ecosystem and capital that supports us.

For now, the focus is and will remain capturing small/medium, and to some extent big accounts. But when we get that traction I think we can move quickly to consummating some partnerships. We are already lining those up and I think with some traction in the market we have the credibility with the big potential partners to start getting some to close.

Thanks, as always, for your support and the capital we need to grow this company. I am excited about the possibilities – I wish it did not take so long, but with a product that has to be integrated into another company's software it is always harder to get it started. We are making real, tangible progress, however, and I am confident that we will get there in the near future.

- Charles

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AtomBeam has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AtomBeam be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, AtomBeam has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in AtomBeam be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

(Almost!) $1.15 Million!

3 months ago

Sorry it has been a while since I have provided an update. It has been pretty busy. We are in the middle of a big overhaul of the website, a heavy maintenance update of the code, have been in conversations with a bunch of new prospects and are, most important of all, working on getting our first paying customers closed. Not to mention in conversation with 20+ venture firms. What I need is to move houses or something, too – then you could find me in the looney bin.

As always, thanks to everyone who has invested. We are in this together and are putting your hard earned money to good use. We remain as excited about AtomBeam as ever. As I have mentioned before, I wish I could have investors listen in on a call with a prospect to hear their reaction when I explain what we do. I can't tell you how gratifying it is, and I know it is hard to get the feel of it unless you hear it for yourself. I thought it would be a cool thing, though, to try and give you a feel for what those initial calls with prospects are like. At least, so far as my descriptive powers allow.

The example I chose for a prospect call is one from today, since it is fresh and also representative. The connection was made by a key advisor I am hoping will soon join our board of directors, so a warm lead. It is a company that makes high-speed data communication systems used by the government, emergency agencies and by private companies. The data is sent over radios to point to point and over all kinds of networks, including SATCOM, cellular, Wi-Fi, wired and other communications systems. These radios and associated equipment are highly portable and capable of sophisticated data capture and transmission. The company itself is one of the leaders in its space.

On the call besides our own people were the CEO, the CTO, the VP of Strategic Development and a senior manager responsible for business development. We took them through our standard product deck, with me doing most of the initial introduction of the technology, with frequent interactions involving several members of our team (we had included all of our heavies on this one because they were bringing their big guns) and all of them had a role in delving into key aspects of the technology.

I am not overstating things when I say that they were very excited about what they heard. They dug in deep on many of the key advantages we bring. Here is a screenshot of a key slide in our product deck, with the areas that they focused on the most (besides the compaction/increased effective bandwidth):


Key Added Benefits of AtomBeam
SECURITY
BATTERY
RANDOM ACCESS
CLOUD STORAGE
RANGE
98%
OF IOT TRAFFIC IS UNSECURE
50%
LONGER BATTERY LIFE
100%
OF COMPRESSED DATA IS UNSEARCHABLE
75%
LOWER STORAGE COST
2x
TRANSMISSION RANGE
ATOMBEAM
AtomBeam provides ultralight security
Extends battery life 25-50%+
Random access / searchable
AtomBeam-encoded data arrives already compacted
Extra bandwidth = more error correction

What you notice is that they liked everything, pretty much. Their data generally does not go to a cloud service, and so the savings on cloud service storage is irrelevant. Here were their thoughts on the other advantages we provide:

- Data reduction is a critical issue for them, since their customers are highly bandwidth constrained. Compression is not practical since they cannot afford latency.
- Security is a major issue for them, and they see AtomBeam as a key to solving certain issues (ultralightweight/fast encryption) that are a problem for them now.
- They have a new product that is a major battery hog that is a problem for them and a competitive disadvantage. They think we could help solve that issue.
- Random access/searchability of stored data they believe would be very valuable for a customer who is wrestling with the problem of the usability of massive "data lakes".
- For anyone using radios, extra range is always a good thing.

One thing I like to do on these calls to the extent I have our brain trust involved is to demonstrate to the prospect that we have the engineering/scientific chops they would like to see. We have good, articulate people that can shine in these conversations. I do not think of it as showing off, but more along the lines of providing comfort to the prospect that we are solid. Our team is impressive.

The one-hour call was immediately followed up by the CEO requesting our NDA, which I provided. Their attorney had vetted it within an hour and returned it with minor comments and a signature. I countersigned it and we are already exchanging information. They are already talking about how impactful the potential inclusion of AtomBeam in their products will be, saying that we could be a "significant way of differentiating" their offerings. To quote the CEO in a follow up email, "Good call today, I believe we see a fit."

The critical thing here is follow up. Our VP Business Development has already developed the list of items we need to do, and we are starting to get those done. They will be using our online demo site, the AtomBeam Customer Portal, in coming days to test samples of their data, and will be engaging with the engineering staff on the specifics of what they need us to do for them.

This prospect is not atypical. Just about everyone we talk to sees the potential for us to impact their business, in many cases profoundly. It is pretty fun to get a "wow" just about every time you talk to someone about your product. It is motivating for everyone at AtomBeam. It also drives us to think long and hard about what it will take to scale up such a broadly appealing product, but that is a topic for a future update.

I hope this gives you at least a bit of a sense for what it is like to be out talking to sophisticated engineering prospects about AtomBeam. We get to have these conversations often, and they always rev me up. We are here on the ground floor of a potential revolution in machine communication, and it is up to us (with your help) to rise and become what this can be.

Thanks, as always, for your support.

- Charles

Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the AtomBeam offering. Here's an excerpt describing the specifics of the change:

AtomBeam Technologies, Inc. is extending the length of their campaign by 90 days, adding new financial statements, and increasing the offering maximum.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

One Million Dollars

3 months ago


One million dollars
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When we first started down this crowdfunding path late last year, I (and others as well) were skeptical that we could raise money for such a technical product. I really like the idea of crowdfunding, though; lots of people can get in on what has been in the past a game that was exclusive to institutions and wealthy individuals. I have a lot of experience raising money for my own companies and for others as an intermediary, however, and I thought (as did StartEngine) that it was worth giving it a go. The conventional wisdom in venture and active angel investors is that crowdfunding makes sense for consumer products, not enterprise software companies.   The "makes sense" part is about the fact that people can get their heads around something they can picture themselves using or experiencing, like a tasty microbrew, or at least something tangible, like an industrial robot. Software, in their view, does not fit.

I think a lot of whether this works or not is communication; building a level of understanding and some basic trust is the responsibility of the company. Most of you who have invested are not software engineers and so explaining compaction in a way that conveys its potential is a challenge, but I think the fact that I, too, am not an engineer actually helps in that. I see things very much as you do, although with of course a lot more information. Regardless, I think we can all look on this effort as a big success. If we can get everything done on the extension, we can look forward to more of the same. Thank you all for your investments and continuing interest in AtomBeam. We have a tiger by the tail and keeping up is tough, but so far we are hanging in, and will continue to work hard for you.

And now for an update on progress, with the caveat that it has only been a week (!) since my last one. We have been focusing a lot of effort in two areas: knocking down everything in the path of signing up the first couple of customers, and smoothing the path for prospective customers to test the software. To those ends we are doing a lot of internal communications to ensure we have everyone on the same page. Getting your first customers is tough, no matter how compelling your value proposition, but we are making steady progress and focusing the key people in the company on achieving that. We are also working with some advisors who have experience with selling a middleware product like ours, one that needs to be integrated into the customer's "software stack". Our CTO and VP Engineering has a lot of experience with that problem as well, and we are instituting some key initiatives to simplify the customer testing and onboarding that I think will help move us faster as we go.

Final point. Last week our VP Business Development, Dave White, and I attended a virtual conference for automotive tech. We met with three major car companies and a similar number of major automaker suppliers. I wish I could provide recordings of those calls; I think you would be pretty jazzed about how they went. To take one example, a research engineer seeking new technologies for their employer, a major US carmaker, said, "this is what we talk about all the time, how can we deal with all the data that these cars will be generating?"

As always, thank you for your time, interest and investments. We are working hard to use them wisely.

- Charles

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Kevin F. 2 INVESTMENTS 13 days ago
Hi Charles! I run a YouTube channel called Crowdscale that evaluates companies that are currently crowdfunding. We've decided to feature Atom Beam in our latest episode, you can see our evaluation here! https://www.youtube.com/watch?v=kL2nRG36eEM
4 View 4 replies

Nikhil P. 4 INVESTMENTS 16 days ago
Hi Charles. Exciting Tech. In your timeline you mentioned "One or more big prospects currently testing the product are expected to convert to customers in early 2021." It is now Q3 2021. Do you have any prospects converted to customers? If not, what's causing the delay?
2 View 4 replies

Woyengikuro Y. SE OWNER 20 INVESTMENTS 2 months ago
Just curious, will this company consider paying dividends years down the road?
2 View 1 reply

Phid O. 21 INVESTMENTS 16 days ago
It is quite unfortunately that StartEngine would like to fragment investments made on AtomBeam but Charles and AtomBeam must honor listed perks for sum total investment made on AtomBeam. Other platforms does does not fragment investments. Is AtomBeam going to add up Investors sum (total) investments made separately and afford them the perks AtomBeam Promised. Tan Quan and every one that invested must receive the perks as listed. That's most prudent thing to do.
1 View 7 replies

Jeremy M. SE OWNER 31 INVESTMENTS 21 hours ago
Hey Team - Congrats on your raise progress! Three questions for you:

1. What notable investors, VCs, companies, or groups do you all have that are invested in your company?
2. Are you a part of or have you graduated from any accelerator programs?
3. Is this really a big problem that you all are solving? Could you please explain?

Thank you!!
Jeremy
0 View 1 reply

KOKO U. 27 INVESTMENTS 2 days ago
Hi Charles. I know in the past others have brought up the issue of investment accumulation instead of one amount at each perk level, and your interpretation has been one amount per perk level. Will we be included in your zoom call if we increase our total amount to $5K plus?
0 View 1 reply

Michael R. 2 INVESTMENTS 4 days ago
Hi Charles Have any of the companies that have been testing the product reported back that the product runs as expected? Any problems reported? Have you tested it in a real world situation?
0 View 1 reply

Derek J. 9 INVESTMENTS 7 days ago
Very exciting news in that newest update, thanks for taking your time in sharing with us! Really enjoy hearing the hard work is getting closer to paying off! Great things are in store for Atombeam!
0 View 1 reply

Michael W. 12 INVESTMENTS 7 days ago
AWESOME update!!! Thank you for the continuous communications. This is very exciting news. I didn't even consider this being a viable option for blockchain. Brilliant. Cannot wait to read more about this, hopefully in the near future. Keep up the great work AtomBeam. Thanks Charles.
0 View 1 reply

James F. SE OWNER 12 INVESTMENTS 10 days ago
Hi Charles. I had the same issue with Start Engine. I add every time you give one of your fantastic updates. I have multiple separate investments and they wouldn't allow me to get the appropriate perk on the interest. Can you apply the same way to mine? Much appreciated. Thanks!

Hi Phid-

OK, we are good to go. It comes down to administration, rather than a regulatory issue. Our trusty team of finance and administration folk agreed that we can do it, so we will add the "% bonus on the Convertible Note interest rate" as Tan requested.
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Charles Yeomans, CEO of AtomBeam.

AtomBeam was founded on the basis of a major need: to make the deluge of data coming from machines, which we call the internet of things, more manageable and secure.

According to IDC, IoT data will comprise half of all data generated in 2025, or 90 zettabytes, At present, the collective storage capacity of every data center in the world amounts to less than two zettabytes. To add to that, 98% of IoT data has virtually no security. Networks are straining to keep up with all this, and users are paying more and more to send data.

Data compression has been around for over 40 years, but generally is ineffective for IoT data, because the file sizes are too small. We need a solution to rein in all this data, and also make it more secure.

That's where AtomBeam comes in. We have a dedicated and experienced team of scientists, engineers and salespeople and a revolutionary idea. AtomBeam's big advantage is its machine learning capability, which can detect repeats of patterns across thousands of files. We reduce the size of IoT data typically by 75%, and provide a kind of ultralight security. This means that AtomBeam-equipped networks may be able to handle three to four times more data. The speed of the data increases, security is improved, batteries last longer, transmission costs are lower, you can search and analyze your stored data, and get other very useful benefits. That is why big companies are testing it now in smart factories, wearables, cell phones, connected cars, aircraft communications and other use cases.

AtomBeam may one day be in billions of these IoT devices. The software is highly sophisticated and can fit in almost anything. The technology is protected by seven patents and is a complete, production product. Our goal is for you to use AtomBeam in your phone, eat food grown with the help of AtomBeam equipped IoT sensors, use products from smart factories enhanced by AtomBeam, drive a car equipped with AtomBeam. It may be everywhere, saving money, speeding data and enhancing the advance of the fourth industrial age.

And we're now seeking to raise capital from the public through an equity crowdfunding campaign. You can now take part in AtomBeam as an investor and join us in this revolution. Learn more about this opportunity at Startengine.com.

Transcript for video: AtomBeam Use Cases Driving IoT Data Efficiency

AtomBeam is a radical rethinking of how data transmission and storage can work. It is an entirely new way to transmit a dramatically reduced amount of data with a limited computing power.

AtomBeam is software that can operate on small units of data making it suitable for the Internet of Things, or IoT, telemetry, and storage applications. This is made possible by the advanced mathematics and artificial intelligence at AtomBeam's core, which enables the software to send only small code word indexes to the receiving device.

AtomBeam can effectively increase bandwidth by a factor of three or four times the same network without AtomBeam, using software to achieve what would otherwise cost billions of dollars in hardware.

What are the ways AtomBeam can be used to drive efficiency in transmitting data? Let's take a look.

You manage a low-power wide area network for several soybean farms, generating and transmitting sensor data, measuring soil moisture content, temperature and other information from thousands of IoT devices spread over hundreds of thousands of acres. The network is slow, information is often lost, and the farmers you want to supply additional information that is simply beyond the bandwidth capacity that you have available. You add AtomBeam to your network and your bandwidth is effectively tripled, far more information is lost, and you can send far more content compared to before. Pretty good outcome!

You use a satellite service to track your trucking fleet. Satellite telemetry tells you where the trucks are and a bit of additional information. But you want more. Detailed maintenance status, temperature of the load and other information that would allow you to better plan and drive efficiency. With AtomBeam, loaded into the system you can send three times the content you had before and now you have the information you need to improve uptime and maximize load efficiency.

Here's another example. You manage the network for an array of devices in a smart city including thousands of parking meters, waste containers, pollution sensors, traffic monitors, and more. The sheer volume of information is too much for your network, adding latency and data loss. And you must do something to fix the problem. You load AtomBeam into your IoT devices and data center and suddenly your network is transformed. You have three times the effective bandwidth than you had before and everything now runs smoothly. You can even add more capabilities.

AtomBeam is optimal for a variety of resource constrained applications, be they time limited, network limited, power limited, or latency constrained. AtomBeam is the solution that can make network devices work faster and better.

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(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. IndigoSpire CPAs & Advisors, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 5, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of Common Stock divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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